CITY NATIONAL ROCHDALE GOVERNMENT MONEY MARKET FUND

FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT is made as of February 1, 2021 (the “Effective Date”), by and between City National Rochdale Funds (the “Trust”), a Delaware statutory trust, on behalf of the City National Rochdale Government Money Market Fund series of the Trust (the “Fund”), and City National Rochdale, LLC (the “Adviser”), a Delaware limited liability company.

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to an Amended and Restatement Investment Management Agreement with the Trust dated August 27, 2015 (the “Advisory Agreement”); and

WHEREAS, the Adviser is entitled to an annual fee pursuant to the Advisory Agreement with respect to the Fund in exchange for providing advisory and other services to the Fund (the “Management Fee”); and

WHEREAS, the Trust and the Adviser each desire to temporarily reduce the Management Fee of the Fund for the term provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1.  Fee Waiver. For the term of this Agreement, the Trust and the Adviser agree to reduce the Management Fee with respect to the Fund from 0.26% to 0.15% of the Fund’s average daily net assets.

2. Duration and Termination. This Agreement shall be effective as of the Effective Date and shall continue in effect through the close of business on January 31, 2022 (the “Initial Term”); thereafter, this Agreement may be renewed for additional one-year periods as agreed to by the parties (together with the Initial Term, each such period, a “Fee Waiver Term”).

This Agreement may be terminated by:

(i) by the Board of Trustees of the Trust, for any reason, at any time, or

(ii) by the Adviser effective no earlier than the end of its then current Fee Waiver Term, upon at least sixty (60) days’ prior written notice.

This Agreement shall automatically and immediately terminate with respect to the Fund if:

(x) the Adviser no longer serves as investment adviser to the Fund, or

(y) in the event of an “assignment” (as defined in the Investment Company Act of 1940 (the “1940 Act”).

3. No Reimbursement of Waived Fees. No fees waived pursuant to this Agreement will be subject to reimbursement to the Adviser by the Fund.

4. Amendment. This Agreement may not be amended except by a writing signed by the parties.

5. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

6. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

CITY NATIONAL ROCHDALE FUNDS

By:	/s/ Anthony Sozio
Name:	Anthony Sozio

CITY NATIONAL ROCHDALE, LLC

By:	/s/ Ian Leyden
Name:	Ian Leyden